EXHIBIT 23.1

Independent Auditors’ Consent

We consent to the use in this Registration Statement of ActivCard Corp. on Form S-4 of our report dated February 7, 2003 (February 12, 2003 as to the last paragraph of Note 25) (which report expresses an unqualified opinion and includes explanatory paragraphs referring to a change in the Company’s method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” and for restatement of its consolidated financial statements for 2001 to account for certain activities of Authentic8 as a discontinued operation) appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the heading “Experts” in such Prospectus.

Deloitte & Touche LLP

San Jose, California

May 21, 2003